1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

September 11, 2019

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,136

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,136 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares iBonds Dec 2029 Term Corporate ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on August 2, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please include a completed fee table and cost example with your comment response letter, provided in compliance with recent Staff guidance.

Response:    The Trust has supplementally provided a completed fee table and the cost example and will otherwise comply with Staff guidance.

Comment 2:    Please list the top three or four risks first in the Summary Prospectus.

Response:    The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Securities and Exchange Commission

September 11, 2019

Comment 3:    Please explain how the Fund intends to comply with its 80% investment test in investing in component securities of the index, as described in the Principal Investment Strategies, towards the end of its term.

Response:    As disclosed in the Fund’s prospectus, the Underlying Index is comprised of bonds scheduled to mature in 2029. When a bond that is included in the Underlying Index matures in the last months of the Fund’s operation, the methodology governing the Underlying Index provides that the bond’s maturity value will be represented in the Underlying Index by cash throughout the remaining life of the Underlying Index. The Fund seeks to achieve this cash exposure by investing in money market funds or similar cash equivalent investments. As previously discussed with the Staff, the Trust believes that tracking the Underlying Index in this manner is consistent with the Trust’s exemptive orders.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc: Adithya Attawar
Dean Caruvana
Michael Gung
Nicole Hwang
George Rafal